Jonathan Ram Dariyanani
Attorney At Law
1329 Clay Street, Suite 3, San Francisco, California 94109 (415)699-7121, Fax (415) 358-5548

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December 15, 2003

Janice McGuirk
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 0304
Washington, D.C. 20549

VIA EDGAR AND VIA FEDEX

Dear Ms.McGuirk:

This letter is written in my official capacity as corporate counsel to Wine Purveyors International, Inc., a Nevada corporation (the "Company"). The purpose of this letter is to respond to comments issued to the Company by the Commission on November 26, 2003 regarding the Company's Registration Statement on Form SB-2, File No. 333-104131, filed March 28, 2003. Please find attached to this letter, three non-redlined and three redlined courtesy copies of Amendment No. 5 to the above mentioned filing. In order to facilitate your review, pagination in this response letter refers to the redlined copies.

In order to facilitate your review, I have endeavored to include as detailed a response as possible to each of your comments. I will refer to your comments by number as they were numbered on your comment letter of November 26, 2003.

General

1. Termination Date: Per your suggestion, we have revised our termination date. Originally we scheduled both primary and secondary offerings to terminate on December 31, 2003. As it is unlikely that we will begin our offering much before December 31, 2003, we have decided to change our termination date to March 31, 2004. We believe we can complete our primary and secondary offering by March 31, 2004. You will find this revision on Pages 1 and 3 of the redline version.

2. Commencement: We have revised the language pertaining to the commencement of the primary offering by the company and secondary offering by the selling shareholders to read "will commence promptly after the effectiveness of this registration statement." We have changed the wording from "will commence as soon as practicable" to "will commence promptly" in order to reconcile the inconsistency with previous statements. You will find this revision on Page 3 of the redline version.

3. Cover Page Deletions: We deleted unnecessary spacing on the cover page in order to limit the cover page to only one page. We have left all necessary requirements under Item 501(a) of Regulation S-B untouched. You will find the revisions on Page 3 of the redline version.

Dilution

4. Dilution Table: Our dilution table is located under our Risk Factors section of this filing. You can find this on Page 15 of the redline version.

        ------------ ------------- ------------ ------------- ------------------
         Percent      Shares        Price per    Dilution      Net tangible book
           Sold                       Share                      value per share
        ------------ ------------- ------------ ------------- ------------------
        ------------ ------------- ------------ ------------- ------------------
         100          1,000,000     $1.00        0.91          0.0918
        ------------ ------------- ------------ ------------- ------------------
        ------------ ------------- ------------ ------------- ------------------
         75           750,000       $1.00        0.93          0.0691
        ------------ ------------- ------------ ------------- ------------------
        ------------ ------------- ------------ ------------- ------------------
         50           500,000       $1.00        0.95          0.0464
        ------------ ------------- ------------ ------------- ------------------
        ------------ ------------- ------------ ------------- ------------------
         25           250,000       $1.00        0.98          0.0236
        ------------ ------------- ------------ ------------- ------------------


Categories of Expenditures Explained

5. Salaries: We clarified the allocation of salaries in the use of proceeds table. Only three categories will need to allocate a percentage of their funds for salary purposes. However, these categories will need to allocate a substantial percentage, approximately 60-70% to payment of salaries. The other use of proceeds categories do not require salary allocations. You will find this clarification on Page 19 of the redline version.

Plan of Distribution

6.       Comment 12: We note your answer to our response to the previous comment
         12. We understand that you have referred our registration statement to the Division of Market Regulation, and they may have further comments. We remain ready to answer all questions you may have.

Description of Business

Overview

7. Return of Wine: We expanded the paragraph to include a method for valuing the wine at the time management decides to return the wine to Mr. Price. We decided that the value at the time of return would be determined by comparing a third party appraisal with the price the company originally paid. Whichever value is less would become the return price. The additional language states "in the event that management were to return the wine, the current value would be the lesser of a third party appraisal or the price originally paid by the company." You will find this added language on page 34 of the redline version.


History and Form of Organization

8. Update: We have looked over the History and form of organization section of the registration. At this time, there have been no changes in the development of our website. However, as it is unlikely that we will be able to follow the previously stated timeline, we have made numerous date adjustments under the subsections Wine Purveyors International products and services, status of products and services, revenues, and research and development. You will find these adjustments from Pages 36 to 39 of the redline version.

Regulatory Environment

9. Licenses: We explained the reason for not yet obtaining permits for the sale of wine. We added the language: "The company is currently in discussion with a variety of distributors and suppliers. However, until the company has identified the supplier or distributor with which it wants to proceed, the company will wait to apply for the necessary permits for the sale of wine." Also, we have included applying for or obtaining required licenses as another category on our "milestone" table. You will find the added language on Page 38 of the redline version and the additional milestone on Page 42 of the redline version.

Plan of Operation

Operation

10. Milestones: Seeing that some of our disclosures are now dated, we adjusted the dates under our Milestone table. We have made numerous adjustments to our milestone table. Each start and end date has been pushed out by four months. For example, the development of E-commerce website was originally scheduled to start on September 1, and finish by March 1, 2004. Now it is scheduled to begin on January 1, 2004 and finish by February 15, 2004. We have also changed dates under our cash situation. Therefore, if our plans go accordingly, then we will begin to derive revenues no later than May 1, 2004 and should be cash flow positive by November 1, 2004. You will find the milestone date adjustments on Page 41-42 and the cash situation date adjustments on Page 43 of the redline version.

Cash Situation

11. Contributed Funds: We clarified the phrase "via funds he contributes to us." We clarified that there are no present agreements where Jim Price would be obligated to pay Wine Purveyors International additional funds. We added "Jim Price and the company do not have any present agreements or understandings with respect to Jim Price's obligations to provide additional funds." You can find this clarification on Page
         43 of the redline version.


Recent Sales of Unregistered Securities

12. Mr. Price's Determination of Sophistication: We clarified Mr. Price's determination of sophistication as to the 63 unaccredited investors and 250 accredited investors. He made his determination based on his personal knowledge of his personal acquaintances' investment history and their level of financial education and/or business acumen. He concluded that 63 of the investors were unaccredited and 250 of the investors were accredited. You will find this clarification on Page 73 of the redline version.

Financial Statement Comments

13. Date Change: Audited financial statements as of September 30, 2003 have been included thus eliminating the need to dual date the audit report. You can find the updated financials beginning on page 47 of the redline version.

14. Risk Factor: We added a risk factor addressing the possible effects from the fact that the company's principal auditor is not currently licensed in Maryland, and therefore may not be in compliance with state licensing requirements. The risk factor is listed under Risks related to our business. It states that "Our principal auditor Hansen, Barnett and Maxwell is not currently licensed in the state of Maryland; however, they are in the process of becoming licensed. Therefore, the auditor is not currently in compliance with the state licensing requirements. As a result, until Hansen, Barnett and Maxwell receive their Maryland license, there are potential regulation and legal consequences to Wine Purveyors, such as fines, suspension of business ability, legal actions by shareholders, etc." You can find this added risk factor on Page 15-16 of the redline version.

15. Financial Statement Update: Audited financial statements as of September 30, 2003 have been included and Hansen, Barnett & Maxwell have provided a consent dated December 15, 2003.




Very truly yours,


Jonathan Dariyanani, Esq.
Corporate Counsel to Wine Purveyors International, Inc.